Correspondence1

VIA EDGAR

November 25, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Lincoln Life Variable Annuity Account N
         and The Lincoln National Life Insurance Company
         Lincoln ChoicePlus Assurance (B Class)
         File Nos. 811-08517; 333-149434

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed Pre-Effective Amendment No. 1 to the above-reference Form N-4 Registration Statement on November 25, 2008. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company on behalf of the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on December 5, 2008, or as soon as possible thereafter.

Sincerely,

/s/ Robert L. Grubka

Robert L. Grubka
Vice President
Variable Annuity Business